PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2011

Management’s Responsibility

To the Shareholders of Pacific Booker Minerals Inc.

Management is responsible for the preparation and presentation of the accompanying financial statements, including responsibility for significant accounting judgments and estimates in accordance with Canadian generally accepted accounting principles and ensuring that all information in the annual report is consistent with the statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee is composed primarily of Directors who are neither management nor employees of Pacific Booker Minerals Inc. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee is also responsible for recommending the appointment of Pacific Booker Minerals Inc.’s external auditors.

Meyers Norris Penny LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

April 27, 2011

“Greg Anderson”

“Ruth Swan”

Chief Executive Officer

Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of Pacific Booker Minerals Inc.:

We have audited the financial statements of Pacific Booker Minerals Inc. which comprise the balance sheets as at January 31, 2011 and 2010, and the statements of operations, deficit, and cash flows for the years then ended January 31, 2011 and 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Booker Minerals Inc. as at January  31, 2011 and 2010 and the results of its operations and cash flows for the years then ended January 31, 2011 and 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 to these financial statements, which states that Pacific Booker Minerals Inc. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters as described in Note 1, indicate the existence of a material uncertainty which may cast doubt about the ability of Pacific Booker Minerals Inc. to continue as a going concern.

Vancouver, British Columbia

Chartered Accountants

April 27, 2011

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS SUITE 2300, 1055 DUNSMUIR ST., BOX 49148, VANCOUVER, BC V7X 1J1 1-877-688-8408 PH. (604) 685-8408 FAX (604) 685-8594 mnp.ca

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2011	2010

ASSETS

Current
Cash and cash equivalents	$ 1,799,650	$ 3,342,974
Receivables	71,228	84,147
Prepaid expenses and deposits	40,490	32,455

	1,911,368	3,459,576

Mineral property interests (Note 5)	4,832,500	4,832,500
Deferred exploration costs (Note 6)	22,664,614	20,788,465
Equipment, vehicles and furniture (Note 7)	63,708	89,415
Reclamation deposits	123,600	123,600

Total assets	$ 29,595,790	$ 29,293,556

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 355,451	$ 606,163
Amounts owing to related parties (Note 9)	27,329	22,873

	382,780	629,036

Shareholders' equity
Share Capital (Note 8)
Authorized:
100,000,000 common shares without par value
Issued and outstanding
12,020,289 common shares (2010 – 11,640,289)	47,367,605	45,489,248
Contributed surplus (Note 8)	5,605,688	4,984,847
Deficit	(23,760,283)	(21,809,575)

	29,213,010	28,664,520

Total liabilities and shareholders’ equity	$ 29,595,790	$ 29,293,556

Nature and continuance of operations (Note 1)

Commitment (Note 12)

Contingency (Note 16)

Subsequent events (Note 17)

On behalf of the Board:

“William Deeks”	“Greg Anderson”
William Deeks, Chairman	Gregory R. Anderson, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2011	2010	2009

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	$ 29,115	$ 21,822	$ 10,970
Consulting fees	-	1,162	3,928
Consulting fees - Stock-based compensation (Note 8)	211,290	289,729	356,980
Directors fees	12,500	14,000	13,000
Directors fees - Stock-based compensation (Note 8)	446,285	562,005	817,976
Filing and transfer agent fees	66,360	74,060	85,441
Foreign exchange (gain)loss	7,102	(8,691)	(221,519)
Gain on settlement of pending litigation (Note 16)	-	-	(200,000)
Interest income	(14,610)	(20,436)	(173,848)
Investor relations fees	-	-	5,587
Investor relations – related party (Note 9)	255,864	267,910	261,371
Investor relations fees - Stock-based compensation (Note 8)	239,301	371,583	514,388
Office and miscellaneous	81,822	92,204	96,996
Office rent	85,487	84,411	73,889
Professional fees (Note 9)	313,395	124,615	226,221
Professional fees - Stock-based compensation (Note 8)	33,887	28,094	33,677
Shareholder information and promotion	85,949	230,613	198,132
Telephone	17,542	18,129	18,394
Travel	46,250	68,566	86,921
Wages and benefits	28,734	24,698	6,122
Wages and benefits - Stock-based compensation (Note 8)	4,435	9,611	15,104

Loss and comprehensive loss for the year	(1,950,708)	(2,254,085)	(2,229,730)

Deficit, beginning of year	(21,809,575)	(19,555,490)	(17,325,760)

Deficit, end of year	$ (23,760,283)	$ (21,809,575)	$ (19,555,490)

Basic and diluted loss per common share	$ (0.17)	$ (0.20)	$ (0.20)

Weighted average number of common shares outstanding	11,799,679	11,438,239	11,025,478

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (1,950,708)	$ (2,254,085)	$ (2,229,730)
Items not affecting cash:
Amortization	29,115	21,822	10,970
Stock-based compensation	935,198	1,261,022	1,738,125
Gain on settlement of pending litigation	-	-	(200,000)

Changes in non-cash working capital items:
(Increase) decrease in receivables	12,919	41,301	15,017
(Increase) decrease in prepaids and deposits	(8,035)	(4,547)	7,129
Increase (decrease) in accounts payable and accrued liabilities	11,668	(36,900)	42,825
Increase (decrease) in amounts owing to related parties	4,713	(4,375)	1,000

Net cash used in operating activities	(965,130)	(975,762)	(614,664)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	1,564,000	928,800	6,382,712

Net cash provided by financing activities	1,564,000	928,800	6,382,712

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(2,137,956)	(3,547,826)	(4,236,291)
Additional reclamation bond	-	(5,000)	-
Purchase of equipment, vehicles or furniture	(4,238)	(84,917)	(4,374)

Net cash used in investing activities	(2,142,194)	(3,637,743)	(4,240,665)

Change in cash and cash equivalents during the year	(1,543,324)	(3,684,705)	1,527,383

Cash and cash equivalents, beginning of year	3,342,974	7,027,679	5,500,296

Cash and cash equivalents, end of year	$ 1,799,650	$ 3,342,974	$ 7,027,679

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	2011	2010

Working capital	$ 1,528,588	$ 2,830,540
Deficit	(23,760,283)	(21,809,575)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant accounting policies adopted by the Company are as follows:

(a)  Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from these estimates.  The most significant estimates made by management relate to amounts recorded for the depreciation of capital assets, measurement of stock-based compensation, future income tax assets and liabilities, the recoverability of mineral properties, and the provision for the asset retirement obligation.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(a)  Use of estimates (cont'd…)

The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources.  The actual results experienced by the Company may differ materially and adversely from the Company’s estimates.  To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

(b)  Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the statement of operations.

(c)  Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.

(d)  Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis.  No allowance for receivables was recorded by the Company as at January 31, 2011 and 2010.

(e)  Mineral property interests and deferred exploration costs

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the value of share consideration issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(f)  Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

The Company does not have any significant asset retirement obligations.

(g)  Equipment, vehicles and furniture

Property and equipment are recorded at cost.  The Company provides for amortization annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance
Trailers	30% declining balance

(h)  Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

(i)  Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the year ended January 31, 2011 do not include the nil (2010 – nil; 2009 – nil) warrants outstanding and the 2,008,057 (2010 – 2,000,357; 2009 – 2,065,357) stock options outstanding as the inclusion of these amounts would be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(j)  Future income taxes

Future income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(k)  Comprehensive income - Section 1530

This section establishes standards for reporting and presentation of comprehensive income, which is comprised of net earnings or loss and other comprehensive income.  Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges.  Amounts included in other comprehensive income are shown net of tax.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.  The Company did not have any transactions during the year ended January 31, 2011 that give rise to other comprehensive income, and therefore has no balance of other accumulated other comprehensive income.

3.

FINANCIAL INSTRUMENTS

Financial instruments - Recognition and Measurement - Section 3855

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments.  Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

(a)  Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured.  These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The company has classified cash and cash equivalents as held-for-trading, which accordingly are carried at their fair values.  Held-for-trading assets are not subject to significant credit, foreign exchange or interest rate risk.

(b)  Held-to-maturity

Financial assets that have a fixed maturity date and fixed or determinable payments, where the company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings.  Currently, the company has no held-to-maturity financial assets.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

3.

FINANCIAL INSTRUMENTS (cont'd…)

(c)  Loans and receivables

Items classified as loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings.

The company has classified receivables and deposits, which are accordingly measured at amortized cost.  Due to their short-term natures, the fair values of receivables approximate their carrying values, and they are not subject to significant credit or interest rate risk.

(d)  Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value.  Any gains or losses arising from the change in fair value are recorded as other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Cumulative gains and losses arising upon the sale of the instrument are included in earnings.

The company has classified reclamation deposits as available-for-sale, which are accordingly carried at their fair values.  Available-for-sale assets are not subject to significant credit, foreign exchange or interest rate risk

(e)  Other financial liabilities

Financial liabilities that are not classified as held-to-maturity are classified as other financial liabilities, and are carried at amortized cost using the effective interest method.  Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The company has classified accounts payable and accrued liabilities as other financial instruments, which are accordingly carried at amortized cost.  Due to their short-term natures, the fair values of other financial liabilities approximate their carrying values, and they are not subject to significant credit, foreign exchange or interest rate risk.

4.

RECLASSIFICATION OF COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation.

5.

MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.  The mineral property interests in which the Company has committed to earn an interest are located in Canada.

Morrison claims, Canada	2011	2010

Balance, beginning and end of year	$ 4,832,500	$ 4,832,500

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

5.

MINERAL PROPERTY INTERESTS (cont'd…)

Morrison claims

On April 19, 2004, the Company and Noranda Mining and Exploration Inc, “Noranda" (which was subsequently acquired by Falconbridge Limited, "Falconbridge", which was subsequently acquired by Xstrata LLP, "Xstrata”) signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.  In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 (paid to Noranda), issue 250,000 common shares  (issued to Noranda) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued to Noranda);

ii)

pay $1,000,000 on or before October 19, 2005 (paid to Falconbridge);

iii)

pay $1,500,000 on or before April 19, 2007 (paid to Falconbridge); and

iv)

issue 250,000 common shares on or before commencement of commercial production.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This re-transfer is held by a mutually acceptable third party until the final issue of shares has been made.

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison claims, subject to 1.5% NSR royalty.

On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).  During the year ended January 31, 2006, management decided not to continue with the Hearne Hill claims and wrote off the property to operations.  The Hearne Hill claims were subject to a legal claim, which was settled in during the year ended January 31, 2009 (Note 16).

Copper claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

5.

MINERAL PROPERTY INTERESTS (cont'd…)

CUB claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

6.

DEFERRED EXPLORATION COSTS

Morrison claims, Canada	2011	2010

Balance, beginning of year	$ 20,788,465	$ 17,606,430

Deferred exploration costs
Additions
Amortization	830	1,185
Staking/recording	833	-
Supplies and camp	18,392	18,000
Community consultation
Geological and geophysical	234	783
Promotion and education	-	-
Sub-contracts and labour	19,575	45,056
Supplies and general	4,411	3
Travel	2,254	1,610
Environmental
Assays	90,018	19,960
Geological and geophysical	1,000,313	247,960
Promotion and education	4,796	480
Sub-contracts and labour	11,440	2,465
Supplies and general	104,328	5,534
Travel	7,408	3,873
Marketing Factors
Sub-contracts and labour	-	-
Metallurgical
Assays	450	-
Geological and geophysical	6,100	(14,387)
Scoping/Feasibility study
Assays	10,064	531
Drilling	151,284	128,402
Geological and geophysical	18,583	2,175,454
Sub-contracts and labour	317,301	321,457
Sub-contracts and labour-related parties	96,000	118,001
Supplies and general	3,519	70,510
Staking and recording	520	1,144
Travel	7,496	34,014

Total deferred exploration costs for the year	$ 1,876,149	$ 3,182,035

Balance, end of year	$22,664,614	$20,788,465

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Cost	Accumulated Amortization	Net Book Value

January 31, 2011
Trailers	$ 25,000	$ 24,899	$ 101
Automobile	80,160	38,271	41,889
Office furniture and equipment	50,528	43,809	6,719
Computer equipment	88,283	73,284	14,999

	$ 243,971	$ 180,263	$ 63,708

	Cost	Accumulated Amortization	Net Book Value

January 31, 2010
Trailers	$ 25,000	$ 24,856	$ 144
Automobile	80,160	20,317	59,843
Office furniture and equipment	50,528	42,130	8,398
Computer equipment	84,045	63,015	21,030

	$ 239,733	$ 150,318	$ 89,415

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

Share Capital and contributed surplus transactions are summarized as follows:

	Number of Shares	Share Capital Amount	Share Subscriptions Received In Advance	Contributed Surplus	Deficit	Total

Balance, January 31, 2008	10,103,839	37,795,014	-	2,368,422	(17,325,760)	22,837,676
Exercise of stock options	101,250	406,562	-	-	-	406,562
Exercise of warrants	1,195,200	5,976,150	-	-	-	5,976,150
Stock-based compensation	-	80,359	-	1,657,766	-	1,738,125
Loss for the year	-	-	-	-	(2,229,730)	(2,229,730)

Balance, January 31, 2009	11,400,289	44,258,085	-	4,026,188	(19,555,490)	28,728,783
Exercise of stock options	240,000	928,800	-	-	-	928,800
Stock-based compensation	-	302,363	-	958,659	-	1,261,022
Loss for the year	-	-	-	-	(2,254,085)	(2,254,085)

Balance, January 31, 2010	11,640,289	45,489,248	-	4,984,847	(21,809,575)	28,664,520
Exercise of stock options	380,000	1,564,000	-	-	-	1,564,000
Stock-based compensation	-	314,357	-	620,841	-	935,198
Loss for the year	-	-	-	-	(1,950,708)	(1,950,708)

Balance, January 31, 2011	12,020,289	$47,367,605	$ -	$5,605,688	$(23,760,283)	$29,213,010

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

During the year ended January 31, 2011, 380,000 stock options (2010 - 240,000) with an exercise price of $4.12 (2010 - $3.87) were exercised for total proceeds of $1,564,000 (2010 - $928,800).

During the year ended January 31, 2011, NIL warrants (2010 – nil) with an exercise price of $NIL (2010 - $nil) were exercised for total proceeds of $NIL (2010 - $nil).

Stock options

During the fiscal year ended January 31, 2004, the Company adopted a fixed stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to officers and directors, employees and consultants.  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 10 years, and are subject to a vesting provision whereby 12.5% are exercisable on the date of the grant and 12.5% become exercisable every three months thereafter.  All options will be vested after twenty one months.

Stock option transactions are summarized as follows:

	2011		2010		2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,000,357	$ 7.34	2,065,357	$ 7.08	1,564,077	$ 6.50
Granted	387,700	7.70	190,000	5.75	617,530	7.81
Cancelled	-	-	(15,000)	7.80	(15,000)	7.17
Exercised	(380,000)	4.12	(240,000)	3.87	(101,250)	4.02
Expired	-	-	-	-	-	-

Outstanding, end of year	2,008,057	$ 8.02	2,000,357	$ 7.34	2,065,357	$ 7.08

Options exercisable, end of year	1,741,994	$ 8.09	1,804,415	$ 7.42	1,621,672	$ 6.77

Weighted average fair value per option granted		$ 3.52		$ 2.12		$ 2.87

Weighted average remaining life of outstanding options granted in years		2.71		2.15		2.92

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

The following stock options were outstanding at January 31, 2011:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

60,000	60,000	6.20	April 20, 2011 (10,000 exercised subsequently)
196,000	196,000	5.25	June 27, 2011
100,000	100,000	7.00	November 29, 2011
325,000	325,000	11.00	July 3, 2012
131,827	131,827	11.55	July 30, 2012
617,530	617,530	7.81	June 23, 2013
190,000	166,250	5.75	July 13, 2014
387,700	145,387	7.70	June 30, 2017

Stock-based compensation

The fair value of stock options granted during the year ended January 31, 2011 was $1,364,338 (2010 – $403,646; 2009 – $1,773,986) which will be recognized as stock-based compensation over their vesting periods.

Total stock-based compensation recognized during the year ended January 31, 2011 was $935,198 (2010 – $1,261,022; 2009 – $1,738,125) which has been recorded in the statements of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2011	2010	2009

Risk-free interest rate	2.32%	1.89%	3.35%
Expected life of options	5 years	3 years	3 years
Annualized volatility	49.98%	52.57%	49.88%
Dividends	0.00%	0.00%	0.00%

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

Warrant transactions are summarized as follows:

	2011		2010		2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of year	0	$ -	0	$ -	1,286,500	$ 5.07
Exercised	0	-	0	-	(1,195,200)	5.00
Expired	0	-	0	-	(91,300)	6.00

Outstanding, end of year	0	$ -	0	$ -	0	$ -

No share purchase warrants were outstanding and exercisable at January 31, 2011.

9.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO

The Company entered into the following transactions with related parties:

		2011		2010		2009
Paid to a:		Amounts paid or payable	Owed at year end	Amounts paid or payable	Owed at year end	Amounts paid or payable	Owed at year end

director for investor relations		$ 123,864	$ 6,406	$ 135,910	$ 5,792	$ 129,371	$ 6,482
director for investor relations		132,000	12,023	132,000	10,212	132,000	14,356
director for consulting services	(a)	96,000	4,480	116,000	4,200	88,500	4,366
spouse of a director	(b)	1,092	-	780	-	28,281	1,363
officer of the company	(c)	31,913	3,057	28,208	2,126	29,873	1,787
owed to a director for expenses		-	1,363	-	543	-	-

		$ 384,869	$ 27,329	$ 412,898	$ 22,873	$ 408,025	$ 28,354

a)

for project management services which have been capitalized to subcontracts on the Morrison claims

b)

for administrative assistant services which have been capitalized to subcontracts on the Morrison claims.

c)

for accounting and management services.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties unless otherwise noted.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2011	2010	2009

Cash flow includes the following elements:
Interest paid	$ -	$ -	$ -
Interest received	$ 14,610	$ 20,436	$ 173,848
Income taxes paid	$ -	$ -	$ -

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ 273,705	$ 536,085	$ 901,955
deferred exploration expense recorded as owing to related parties	$ 4,000	$ 4,257	$ 5,363
recorded amortization expense on property and equipment as deferred exploration costs	$ 830	$ 1,185	$ 1,692

11.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates (2011:28.3%; 2010:29.9%; 2009:30.9%) with the reported income tax recovery is as follows:

	2011	2010	2009

Loss for the year	$ (1,950,708)	$ (2,254,085)	$ (2,229,730)

Expected income tax (recovery)	$ (552,050)	$ (673,971)	$ (688,987)
Non-deductible items	268,013	367,807	541,314
Unrecognized benefit of non-capital losses and temporary differences	-	-	147,673
Expiry of loss carry forwards	78,775	133,619	-
Effect of change in tax rates	34,262	157,545	-
Change in valuation allowance	171,000	15,000	147,673

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	2011	2010

Future income tax assets:
Property and equipment	$ 41,000	$ 34,000
Mineral property interests and deferred exploration costs	1,723,000	1,723,000
Non-capital losses carried forward	1,298,000	1,134,000

	3,062,000	2,891,000

Valuation allowance	(3,062,000)	(2,891,000)

Net future income tax assets	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

11.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $5,194,000 available for deduction against future taxable income.  These losses, if not utilized will expire in years up to 2031 (see table following).  Future tax benefits which may arise as a result of these non-capital losses and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

2015	$ 438,676
2026	605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551

Total	$ 5,194,457

12.

COMMITMENT

The Company has entered into an operating lease agreement for office premises.  The annual lease commitment under the lease is as follows:

Year ending January 31,	Amount

2012	$ 61,973

Total	$ 61,973

13.

SEGMENTED INFORMATION

All of the Company’s operations are within the mining sector.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2011 and 2010, the Company’s assets are all located in Canada (Notes 5 and 7).

14.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, receivables and deposits, and accounts payable and accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.  The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

14.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont’d…)

This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks.  Further quantitative disclosures are included throughout these financial statements.  The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Board has implemented and monitors compliance with risk management policies.

(a)  Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company's accounts receivable primarily relates to Goods and Services Tax input tax credits and accrued interest. Accordingly, the Company views credit risk on accounts receivable as minimal.

(b)  Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due.  The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company anticipates it will have adequate liquidity to fund its financial liabilities through cash on hand and future equity contributions.

As at January 31, 2011, the Company's financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

(c)  Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i) Currency risk--Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although the Company is considered to be in the exploration stage and has not yet developed commercial mineral interests, the underlying market prices in Canada for minerals are impacted by changes in the exchange rate between the Canadian and United States dollar.  As most of the Company's transactions are denominated in Canadian dollars, the Company is not exposed to foreign currency exchange risk at this time.

(ii) Commodity price risk--Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

(iii) Interest rate risk--Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  As the Company has no debt or interest-earning investments, it is not exposed to interest rate risk at this time.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

15.

CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which will allow it to pursue the development of its mineral properties.  Therefore, the Company monitors the level of risk incurred in its mineral property expenditures relative to its capital structure.

The Company considers its capital structure to include working capital and shareholders' equity.  The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to facilitate the management of capital and the development of its mineral properties, the Company monitors expenditures on a monthly basis which are reviewed and periodically approved by the Company's Board of Directors.

To maintain or adjust the capital structure, the Company may issue new equity if available on favorable terms, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of mineral properties.

The Company's investment policy is to hold cash in interest bearing bank accounts and highly liquid short-term interest bearing investments with maturities of one year or less which can be liquidated at any time without penalties.

The Company is not subject to externally imposed capital requirements. There has been no change in the Company's approach to capital management during the year ended January 31, 2011.

16.

CONTINGENCY

During the fiscal year ended January 31, 2011, the Company was served with a Notice of Civil Claim by Rescan Environmental Services Ltd. (Rescan).  The claim stems from Rescan’s demand for payment of $191,997.54 in outstanding invoices, which the Company disputes.  The Company filed its Response to the Notice of Civil Claim served by Rescan in September 2010.  The Company has filed a Counterclaim against Rescan seeking damages for professional negligence, misrepresentation, and breach of contract.  Subsequent to the end of the fiscal year, Rescan submitted an amended response to the counterclaim.  Substantially all of the outstanding invoice amounts claimed by Rescan have been paid into trust with the Company's solicitors pending resolution of this claim.  The ultimate liability or recovery, if any, arising from this claim is not presently determinable and will be recorded at the time of that determination.

During the fiscal year ended January 31, 2007, an optionor of the Hearne Hill property (Note 5) which adjoins the Company’s Morrison property had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property.  The Company had accrued a total of $200,000 as payable in regards to Hearne Hill.  The accrued liability has been reversed and a recovery was recorded on the statement of operations for the year ended January 31, 2009.  During the year ended January 31, 2010, settlement had been reached with certain optionors of mineral claims in the Hearne Hill area.  Pursuant to the settlement, the Company retains the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  Pursuant to the settlement, no cash payment was made to the plaintiffs and all claims in the action have been dismissed.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

17.

SUBSEQUENT EVENTS

Subsequent to year end, the Company has issued 10,000 common shares on exercise of options for total proceeds of $62,000 and a reclassification of Contributed surplus to capital stock in the amount of $17,509.  The Company has not issued any other stock or announced any private placements or granted any options.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2011			2010
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 1,911,368	$ -	$ 1,911,368	$ 3,459,576	$ -	$ 3,459,576
Mineral property interests	4,832,500	(140,000)	4,692,500	4,832,500	(140,000)	4,692,500
Deferred exploration costs	22,664,614	(22,664,614)	-	20,788,465	(20,788,465)	-
Property and equipment	63,708	-	63,708	89,415	-	89,415
Reclamation deposits	123,600	-	123,600	123,600	-	123,600

	$ 29,595,790	$ (22,804,614)	$ 6,791,176	$ 29,293,556	$ (20,928,465)	$ 8,365,091

Current liabilities	$ 382,780	$ -	$ 382,780	$ 629,036	$ -	$ 629,036
Shareholders' equity	29,213,010	(22,804,614)	6,408,396	28,664,520	(20,928,465)	7,736,055

	$ 29,595,790	$ (22,804,614)	$ 6,791,176	$ 29,293,556	$ (20,928,465)	$ 8,365,091

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2011	2010	2009

Loss for the year, Canadian GAAP	$ (1,950,708)	$ (2,254,085)	$ (2,229,730)
Adjustments:
Mineral property interests	-	-	-
Deferred exploration costs	(1,876,149)	(3,182,035)	(4,813,818)

Loss for the year, United States GAAP	$ (3,826,857)	$ (5,436,120)	$ (7,043,548)

Basic and diluted loss per common share, United States GAAP	$ (0.32)	$ (0.48)	$ (0.64)

Weighted average number of common shares outstanding, United States GAAP	11,799,679	11,438,239	11,025,478

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2011	2010	2009

Net cash used in operating activities,
Canadian GAAP	$ (965,130)	$ (975,762)	$ (614,664)
Amortization	830	1,185	1,692
Mineral property interests and deferred exploration costs (net of recovery)	(2,138,786)	(3,549,011)	(4,237,983)

Net cash used in operating activities, United States GAAP	(3,103,086)	(4,523,588)	(4,850,955)

Net cash provided by financing activities, Canadian GAAP
and United States GAAP	1,564,000	928,800	6,382,712

Net cash used in investing activities, Canadian GAAP	(2,142,194)	(3,637,743)	(4,240,665)
Mineral property interests and deferred exploration costs (net of recovery)	2,137,956	3,547,826	4,236,291
Exploration advances	-	-	-
Net cash used in investing activities,
United States GAAP	(4,238)	(89,917)	(4,374)

Change in cash during the year	(1,543,324)	(3,684,705)	1,527,383

Cash, beginning of year	3,342,974	7,027,679	5,500,296

Cash, end of year	$ 1,799,650	$ 3,342,974	$ 7,027,679

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under United States GAAP, deferred exploration costs are expensed as incurred.  The Company also considers the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Stock-based compensation

Under United States GAAP, effective February 1, 2006, the Company adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123(R)”) utilizing the modified prospective approach.  The impact of adoption of the standard did not materially affect the Company’s financial position, results of operations, or cash flows because the Company adopted the fair value method of accounting for stock options prescribed by SFAS 123, “Accounting for Stock-Based Compensation” on February 1, 2003.  The Company’s results for the year ended January 31, 2007 were not significantly affected as a result of adopting SFAS 123(R) on February 1, 2006.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended January 31, 2011, 2010 and 2009.

Amortization of property equipment, vehicles and furniture

Under Canadian GAAP, the Company capitalizes the depreciation on fixed assets purchased for exploration work as part of the deferred exploration expenditures.  As this is a non-cash item, it is excluded from the cash flow in regards to the Investing activities.  Under United States GAAP, deferred exploration costs are expensed as incurred and therefore, the amortization on the property equipment, vehicles and furniture is shown as an operating activity, not an investing activity.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Income taxes

Under Canadian GAAP, future tax assets and liabilities recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the information presented.

In June 2006, FASB issued Financial Interpretation NO. 48 (ASC 740), Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS Statement No. 109.  This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Corporation’s 2007 fiscal year end.  The adoption of this Interpretation did not have a significant effect on the Corporation’s results of operations or financial position.

19.

NEW ACCOUNTING PRONOUNCEMENTS

Canadian pronouncements

(i)  Business Combinations, Consolidated Financial Statements, Non-controlling Interests

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011.  Early adoption of this Section is permitted.  The Company has not chosen to early adopt any one of these Sections at the year end date.

(ii)  International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian compliances.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 31, 2012.  In July 2008, the Canadian Securities Administrators announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

19.

NEW ACCOUNTING PRONOUNCEMENTS (cont'd…)

United States pronouncements

(i)

ASC 605

In September 2009, FASB amended the ASC as summarized in ASU 2009-13, “Revenue Recognition (ASC 605): Multiple-Deliverable Revenue Arrangements.” Guidance in ASC 605-25 on revenue arrangements with multiple deliverables has been amended to require an entity to allocate revenue to deliverables in an arrangement using its best estimate of selling prices if the vendor does not have vendor-specific objective evidence or third-party evidence of selling prices, and to eliminate the use of the residual method and require the entity to allocate revenue using the relative selling price method. The new guidance also requires expanded quantitative and qualitative disclosures about revenue from arrangements with multiple deliverables. The update is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. Adoption may either be on a prospective basis for new revenue arrangements entered into after adoption of the update, or by retrospective application. The Company is assessing the potential impact of the update on its financial statements.

(ii)

In December 2010, the FASB issued ASU No. 2010-29, ―Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (―ASU 2010-29). The amendments in this ASU specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplementary pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  The adoption of ASU 2010-29 is not expected to have a material impact on our Financial Statements.

(iii)

In December 2010, the FASB issued ASU No. 2010-28, ―Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (―ASU 2010-28).  For reporting units with zero or negative carrying amounts, this ASU requires that an entity perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 is not expected to have an impact on our Financial Statements.

Management does not believe that other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants or the SEC have a material impact on the Company’s present or future financial statements.